VALUED ADVISERS TRUST

225 Pictoria Dr.

Suite 450

Cincinnati, Ohio 45246

October 28, 2022

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Valued Advisers Trust

Registration Statement on Form N-14

1933 Act Registration No. 333-267037

Ladies and Gentlemen:

On August 24, 2022, Valued Advisers Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) a combined information statement and registration statement on Form N-14 (the “Registration Statement”). Enclosed herewith for filing on behalf of the Trust is a pre-effective amendment (the “Amendment”) to the Registration Statement.

The Registration Statement relates to a proposed transaction whereby substantially all of the assets of the Marathon Value Portfolio (the “Target Fund”), a series of Northern Lights Fund Trust III, will be transferred in a tax-free reorganization to the Kovitz Core Equity ETF (the “Acquiring Fund”), a newly organized series of the Trust that will operate as an exchange-traded fund, in exchange for shares of the Acquiring Fund.

The Amendment is being filed in order to incorporate certain revisions made in response to comments provided by the staff of the Commission with respect to the Registration Statement

If you have any questions concerning the foregoing, please contact Jeremy I. Senderowicz of Vedder Price at (212) 407-7740 or jsenderowicz@vedderprice.com.

Sincerely,

Carol J. Highsmith

Vice President and Secretary